

Mail Stop 4631

March 1, 2016

Via E-mail
Kent Rodriguez
Chief Executive Officer
310 Fourth Avenue South, Suite 7000
Minneapolis, MN 55415

> **Re: AFS Holdings, Inc.**
> **Amendment No. 4 Registration Statement on Form S-1**
> **Filed February 19, 2016**
> **File No. 333-207587**

Dear Mr. Rodriguez:

    We have reviewed your response letter and the above-referenced filing, and have the following comments.

General

1.   We note your response to comment one in our letter dated February 11, 2016. Within your next amendment, please:

- explain who produces the licensed technology. Given that only Mr. Knight has access to the information necessary to create the technology and that he is currently retired, please be as specific as possible in explaining this production process;
- describe the means by which you receive this technology; and
- explain the method you use to verify that the technology you receive is authentic given that you do not have access to its chemical makeup.

    If your response demonstrates that you cannot operate your business without access to the chemical makeup of the technology, please consider filing an amended license that includes the chemical makeup of your technology.

Statements of Changes in Shareholders' Deficit, page F-7

2.   Please expand this statement to include a rollforward for the nine-months ended December 31, 2015, in light of the material equity financing transactions that occurred during this period. Please refer to ASC 505-10-50-2 for guidance.

    You may contact Tracey Houser, Staff Accountant at 202-551-3736 or Terrence O'Brien, Accounting Branch Chief at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3397 with any other questions.

                              Sincerely,

                              /s/ Jay Ingram

                              Jay Ingram
                              Legal Branch Chief
                              Office of Manufacturing and
                              Construction

cc: Via E-mail
           Kenneth Bart, Esq.
           Bart and Associates LLC